April 24, 2008

C. Scott Kulicke
Chairman of the Board and Chief Executive Officer
Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, Pennsylvania 19034

      Re: Kulicke and Soffa Industries, Inc.
                   Form 10-K for Fiscal Year Ended September 29, 2007
                   Filed December 11, 2007
                   Form 10-Q for Fiscal Quarter Ended December 29, 2007
                   Filed February 5, 2008
                   File No. 0-00121

Dear Mr. Kulicke:

We have limited our review of your filings to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year September 29, 2007

Item 7. Management's Discussion and Analysis

1.   We note that your discussion and analysis repeats much of the information contained in the "Business" section of your annual report on Form 10-K. Please revise your disclosure in your future filings, as applicable, to add an overview that contains a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see

Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Form 10-Q for period ended December 29, 2007

Exhibits 32.1 and 32.2

2.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * * *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

 · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney